NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO AND SRI LANKA

December 31, 2020

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re	Forian Inc. Registration Statement on Form S-4 Filed November 24, 2020 File No. 333-250938

On behalf of our client, Forian Inc. (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 21, 2020 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below are the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Registration Statement on Form S-4
Questions and Answers, page 1

1.
Please include a Q&A discussing the vote required to approve the Helix merger. Include a discussion of the total voting power held by those parties who have agreed to vote in favor of the proposal pursuant to voting agreements.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 1 of the Registration Statement to include a discussion of the total voting power held by those parties who have agreed to vote in favor of the proposal pursuant to voting agreements.

What will happen in the merger?, page 1

2.
You state here that Helix will be acquired by Forian. Please revise here to clarify that Helix will become a wholly-owned subsidiary of Forian and that former Helix stockholders, as a group, will own 28% of Forian.

The Registrant has revised page 2 of the Registration Statement to clarify that Helix will become a wholly-owned subsidiary of Forian and that former Helix stockholders, as a group, will own 28% of Forian.

3.
While we note that this Q&A states that each share of Helix common stock outstanding will be converted into the right to receive 0.02731 shares of Forian common stock, please revise here or in a separate Q&A to more fully discuss what each Helix shareholder will receive as a result of the merger. For example, clarify that a Helix shareholder will only receive shares of Forian common stock (i.e., clarify that no cash will be received as consideration) and discuss the treatment of fractional shares.

The Registrant has revised page 2 of the Registration Statement to include a discussion that each Helix shareholder will only receive shares of Forian common stock and that no fractional shares will be issued. Please note that the parties amended the merger agreement on December 30, 2020 to adjust the exchange ratio reference above to 0.05 and the MOR exchange ratio has been adjusted to 1.7776, the post transaction ownership will remain as previously disclosed, former Helix stockholders, as a group, will own 28% of Forian and former MOR members, as a group, will own 72% of Forian.

Summary, page 9

4.
Please revise to include a discussion of the private placement that Medical Outcomes Research Analytics (MOR) will conduct concurrently with the business combination, including clarification as to whether the private placement has been entered into.

The Registrant has revised page 42 of the Registration Statement to update the disclosure to reflect the closing of the private placement.

5.	Please revise to include a diagram depicting the organizational structure of Forian after the business combination. Include the voting power percentages of the former securityholders of Helix and MOR.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 11 of the Registration Statement to include a diagram depicting the organizational structure of Forian after the business combination. The diagram also includes the voting power percentages of the former securityholders of Helix and MOR.

Risk Factors

The certificate of incorporation of Forian contains forum limitations..., page 26

6.
You disclose here that the Forian charter provides for an exclusive forum provision; however, it appears that this provision is in Forian's bylaws.  Please revise to reconcile this inconsistency. Furthermore, please revise your disclosure here and on page 163 to clarify that the provision designating the Delaware Chancery Court as the exclusive forum for certain claims does not apply to claims brought under the Securities Act or the Exchange Act, as indicated in Section 14.1 of Forian's bylaws. Additionally, with respect to the provision designating the federal district courts of the District of Delaware as the exclusive forum for claims brought under the Securities Act, please revise your risk factor discussion to highlight potential enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Registrant has revised page 28 of the Registration Statement to clarify that the exclusive forum provision is contained in the bylaws, to highlight the enforceability risk and to disclose that investors cannot waive compliance with the federal securities law and the rules and regulations thereunder.

The Merger, page 40

7.	In comparative columnar form, disclose historical and pro forma per share data of MOR and historical and equivalent pro forma per share data of Helix in accordance with Item 3, Part I.A of Form S-4.

The Registrant has revised page 39 of the Registration Statement to include a summary of the historical and pro forma per share data of MOR and Helix.

Unaudited Financial Forecast of Helix and Mor, page 55

8.
We note your disclosure representing that "the Helix's and MOR forecasts were prepared solely for internal purposes and not with a view toward public disclosure or toward compliance with ... the published guidelines of the SEC". Please fully comply with the guidance under Item 10b(b) of Regulation S-K or omit such forecasts.  In accordance with Item 10(b)(1) of Regulation S-K, a forecast may be presented however management must have a reasonable basis for its assessment of future performance. When management chooses to include its forecasts in a Commission filing, the accompanying disclosures should facilitate investor understanding of the forecast's underlying assumptions and the presentations limitations in accordance with the guidance of Item 10(b)(3) of Regulation S-K.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 59 of the Registration Statement to disclose the material underlying assumptions made by MOR management in preparing the forecasts and to clarify that management has a reasonable basis for its assessment.

9.	In light of MOR's limited operating history, please explain to us why you believe you have a reasonable basis for presenting financial forecasts beyond one year.

As described in the Registration Statement, the Registrant prepared the financial forecasts to assist with MPI’s preparation of its fairness opinion. In order to provide MPI with relevant information, the Registrant prepared financial forecasts for a three year period for purposes of estimating an enterprise value and five year projections for purposes of MPI’s discounted cash flow analysis.

Additionally, MOR’s management team has extensive experience in information, technology and analytics businesses and in the healthcare industry. This experience enables the team to make estimates relative to potential competitors and provides a basis for the inputs required in annual projections such as definition and sizing of customer segments, the products envisioned for each segment, the average sales price for each product, the volume and timing of expected sales, the providers of key technology services and associated spend levels, the costs to develop the products and expected staffing levels. The MOR management team incorporated those assumptions into the financial forecasts that were provided to MPI and disclosed in the Registration Statement.

The Registrant believes that preparing financial projections beyond one year are reasonable because of the experience of the MOR management team with companies in the Registrant’s industry and necessity to provide such projections to MPI in connection with MPI’s analysis of the transaction and the delivery of its fairness opinion to Helix.

Information Regarding Helix
Legal Proceedings, page 95

10.
You disclose that a former Helix employee filed a lawsuit in the United States District Court for the District of Colorado alleging violations of the Fair Labor Standards Act on behalf of themselves and other employees. Please clarify the status of this legal proceeding. In this regard, while you state that "the claim is currently in the process of appeal," it is unclear as whether the District Court ruled on the claim and whether Helix or the plaintiff appealed the ruling.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 98 of the Registration Statement to clarify the status of the legal proceeding.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Helix

Results of Operations for the Years Ended December 31, 2019 and 2018 Revenues, page 99

11.
In your discussion, you cite two factors as impacting your revenues but provide no quantification of the contribution of each factor nor do you address apparent trends in revenues reported for your operating segments. Please see the guidance provided by Section III.D of Release No. 33-6835. Revise your discussions of revenues and costs of revenues for you annual and interim results to quantify the impact of each material factor impacting your results. In this regard, quantify the impact of business acquisitions and organic growth on a consolidated and a reporting segment basis. Include a robust discussion of trends in your segment operations. Address for example how your widely varying advertising expenses impact your segment results.

The Registrant has revised pages 102 and 104 of the Registration Statement to include the additional information requested.

12.
It appears the impact of the COVID-19 pandemic on your revenue generating activities may vary in significance, such as its impact on revenues earned from your private-sector clients as compared to public-sector clients. Please address in your discussion of operations the impact of the pandemic on your operations, including any trends or uncertainties in revenues earned from your various customer bases.

The Registrant has revised page 113 of the Registration Statement to include the additional information regarding the impact of COVID-19 on Helix’s operations.

Business Overview, page 118

13.
You disclose that MOR has developed a patient health information database for the United States.  Please clarify the sources from which MOR obtains the data that populates this database and whether MOR has material agreements with any third-party data providers. To the extent MOR has material agreements with third-party data providers, please summarize the agreements and file each as an exhibit.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 121 of the Registration Statement to clarify the sources from which it obtains the data for its database and has included a summary of a license agreement the Registrant has determined is material and has included such license agreement as an exhibit to the Registration Statement.

Information Regarding MOR, page 118

14.	Please revise to disclose MOR's current number of customers and clarify whether any customer has accounted for a material portion of MOR's business for the nine months ended September 30, 2020.

The Registrant has revised page 121 of the Registration Statement to disclose the current number of customers.

Our Offerings, page 119

15.
You disclose here that you are developing SaaS analytics business intelligence solutions and data management solutions. Please clarify the current developmental status of these solutions, including a discussion of remaining developmental steps, remaining material developmental costs and when you expect these solutions to be commercially available.

The Registrant has revised page 122 of the Registration Statement to clarify the status of the development of the SaaS solutions.

16.
On page 125, you disclose that MOR recognized $334,921 in revenue during the nine months ended September 30, 2020 primarily from its data products. Please revise the discussion of MOR's offerings to include a discussion of these data products.

The Registrant has revised page 122 of the Registration Statement to include further discussion of MOR’s data products.

Certain Relationships and Related Party Transactions, page 131

17.	We note that you discuss related party transactions for MOR here and for Helix on page 97. Please ensure you also provide related party disclosure for Forian. Information Regarding Forian, page 133.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has revised page 146 of the Registration Statement to provide related party transaction information for Forian.

18.
Please revise to include a discussion of Forian's expected business operations after the business combination. In this regard, discuss whether you expect to continue the historical business operations of both Helix and MOR and, if so, whether and how you expect to integrate the operations of both entities.

The Registrant has revised page 136 of the Registration Statement to include further discussion regarding Forian’s expected business operations.

Unaudited Pro Forma Condensed Combined Financial Information, page 148

19.
Disclose the terms of the MOR private placement, including the number of preferred units of MOR to be issued. Clarify if these preferred units will be converted to stock in the reorganization with Forian.

The Registrant has revised page 152 of the Registration Statement to include the additional information requested.

20.
Please revise the pro forma balance sheet to first present MOR (Historical) followed by a column to present the adjustments to give effect to the reorganization with Forian and the $13 million private placement of securities. This should be followed by a subtotal column to present MOR/Forian on a pro forma basis before giving effect to the merger with Helix.

The Registrant has revised page 155 of the Registration Statement to comply with the presentation of the information as requested.

Unaudited Pro Forma Combined Statement of Operations, page 152

21.	Disclose under the MOR historic columns, pro forma per share data of MOR to give effect to the reorganization with Forian.

The Registrant has revised page 156 of the Registration Statement to include the information requested.

5. Reverse acquisition and purchase price allocation, page 156

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

22.
We note the fair value of the purchase consideration will be determined based upon the Helix closing price per share. In light of the pending private placement of approximately 26% of MOR, please tell us your consideration of using the per share value of MOR established in this transaction as a basis to value the purchase consideration. Business combination consideration should ordinarily be measured at the fair value of the equity interest issued by the acquirer in accordance with ASC 805-30-30-7.

As a result of the recent completion by MOR of a private placement of $13 million of Series S-1 Preferred Units representing 26% of the outstanding units of MOR and the lack of reliability in the quoted Helix stock price, the value of the Forian equity interests transferred is the most reliable measure of the fair value of the consideration issued in the transaction. As such, the Registrant has updated the pro forma condensed combined financial information to use the fair value of Forian equity interests to determine the purchase price.

The following is a description of the analysis that the Registrant completed regarding the initial determination to use the value of Helix equity interests in the preparation of the pro forma condensed combined financial information included in the Registration Statement and its considerations regarding updating the pro forma condensed combined financial information in the Registration Statement.

ASC 805-30-30-2 states there may be circumstances where the consideration exchanged in a business combination are only equity interests and the value of the acquiree’s equity interests are more reliably measurable than the value of the acquirer’s equity interest. This may occur when a private company acquires a public company with a quoted and reliable market price. The acquisition of Helix by Forian is a type of transaction contemplated by ASC 805.

In preparing the pro forma condensed combined financial information for the Registration Statement, the Registrant considered various factors in trying to determine whether the equity interests of the acquiror or the acquiree were more reliably measurable. At the time of the filing of the Registration Statement, MOR had not yet completed the $13 million private placement of Series S-1 Preferred Units which would have demonstrated the fair value of MOR. As a result, the Registrant determined that the equity interests of Helix were more readily measurable given its quoted market price.

Subsequent to the filing of the Registrant statement, the private placement of $13 million of Series S-1 Preferred Units representing an aggregate of 26% of the outstanding units of MOR was completed in December 2020. Although the private placement was for preferred units of MOR, there were no significant preferences and the private placement holders are participating on a 1:1 basis with other classes of MOR membership units. As a result, this recent private placement can now be used to reliably determine a fair value for MOR/Forian equity interests to be issued in the merger. The relative fair value of Forian/MOR equity interests based upon the terms of the completed private placement is $0.108 per share Helix share, which is comparable to fair value of Helix based upon its closing trading price per share prior to the signing of the merger agreement ($0.098 per share) and the 30-day average closing price ($.102 per share) prior to the signing of the merger agreement ($0.102 per share).

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

Additionally, subsequent to the filing of the Registration Statement, the Helix stock price has shown to be a less reliable measure of the equity interests being transferred. The Helix quoted stock price has increased by approximately 128% to $0.48 per share since the filing of the Registration Statement and approximately 390% since the signing of the merger agreement on October 16, 2020. There have been no changes in either Helix or Forian/MOR’s business operations or prospects that could be a reason for such an increase. Using the current quoted market price of Helix stock would result in a purchase price of approximately $80 million compared to an approximate price of $17.8 million measured by the MOR’s fair value based on the completed private placement or of $16.1 million based Helix fair value based upon its quoted stock price ($0.098 per share) immediately prior to the signing of the merger agreement. A purchase price of approximately $80 million would greatly exceed combined estimated fair values of both companies at the date of signing the merger agreement.

The Registrant believes that as a result of the completed the private placement by MOR and the lack of reliability in the quoted Helix stock price, the value of the Forian equity interests (using the implied value of the MOR interests) transferred is the most reliable measure of the fair value of the consideration issued in the transaction. As such, the Registrant has updated the pro forma financial information to use the fair value of Forian equity interests to determine the purchase price.

The Registrant would like to supplementally advise the Staff of an additional modification that is reflected in the Unaudited Condensed Combined Financial Information. The Registrant updated the preliminary estimated fair value of identifiable intangibles in the transaction to $11.8 million from $27.6 million in the initial filing of the Registration Statement. The preliminary value of the identifiable intangible assets was initially estimated in conjunction with Helix management by utilizing the 2018 fair value of the identifiable intangible assets determined by Helix in connection with their purchase of the predecessor business. The fair value of the identifiable intangibles determined in 2018 was increased by approximately 50% which represented the revenue growth of the business since it was acquired in 2018. After the filing of the Registration Statement, the Registrant has continued the process of estimating the fair value of identified intangible assets, including consulting with third-party appraisal firms. As part of this process, it was determined that although the revenues of the company Helix acquired in 2018 had grown over 50%, it had underperformed the projections underlying the 2018 estimate of fair value. As a result, the preliminary fair value of the identifiable intangibles included in the pro forma financial information was overestimated. The preliminary estimates of the fair value of the identifiable intangibles that have now been included in the Registration Statement are based on valuation methodologies that utilize, among other things, the Helix financial projections included in the Registration Statement and assumptions regarding factors such as discount rates, cost of capital and customer attrition rates. The Registrant believes that the methodology now being used provides a reasonable preliminary estimate of the fair value of the identifiable intangibles. The estimated fair value of the identified intangibles included in the Registration Statement will be finalized within the measurement period defined in ASC 805.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

7. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments, page 159

23.	Please expand footnote 7(c) so that your methodology for calculating the incremental amortization adjustments is transparent.

The Registrant has revised page 163 of the Registration Statement to clarify the calculation of the incremental amortization adjustments.

Helix Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-16

24.
We note that you provide various services such as your Cannalytics platform, which appears to be dependent on the installation and operation of your BioTrack seed-to-sale platform. We also note that you generate revenue from on-going training, support and software customization service. As your contracts generally include a single performance obligation, tell us the degree to which your revenues are dependent on multi-element contracts and, if material, tell us and disclose how you identify performance obligations and allocate purchase price in multi-element contracts under ASC 606.

The Registrant has revised page F-17 of the Registration Statement to identify the performance obligations in multi-element contracts.

Medical Outcomes Research Analytics, LLC (MOR) Financial Statements
Consolidated Statements of Cash Flows from Inception (May 6, 2019) through December 31, 2019, page F-96

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

25.
Please either revise or reconcile for us the $419,504 of cash used to purchase marketable securities for the period from inception through September 30, 2019, as indicated on page F-106, to the purchase of $149,767 disclosed on page F-96. Recognized material declines of fair value of marketable securities should be reported in results of operations as a non- operating line-item and addressed in MD&A as appropriate.

Through the end of 2019, MOR used a brokerage checking account held with Morgan Stanley. Funds in excess of immediate liquidity needs were invested in a money market mutual fund (MVRXX) that invests in short-term, highly-liquid US Government securities and maintains a $1.000 share price. Those shares were sold at cost as availability of funds changed over time. Dividend income was recognized in the Statements of Operations. Due to the short-term, highly liquid nature of this mutual fund, MOR netted purchases and sales in the Statements of Cash Flows (ASC 230-10-45-8 allows netting if certain criteria are met: turnaround is quick, the amounts are large and maturities are short). As a result, the difference between the balance at September 30, 2019 and December 31, 2019 was not a decline of the fair value of such marketable securities but rather the size of the short term purchases made on those respective dates.

Condensed Consolidated Statements of Operations, page F-104

26.	Explain for us why the forecasted statement of operations of MOR for the year ending December 31, 2020, on page 56, reflects material costs of revenues, a line-item that is absent here.

The Registrant advises the Staff that when the forecast on Page 56 of Form S-4 was prepared, MOR anticipated the ramping up of dedicated staffing for delivery and service functions that would support future product and service revenues. This staffing was delayed until 2021 due a combination of potential synergies from the transactions and the current visibility into those revenue streams. The forecast for data revenues and expenses included an assumption that the data revenues could not be fulfilled solely from MOR’s existing database and contemplated the purchase of additional third-party data to satisfy revenue deliverables. MOR was able to deliver revenues in 2020 from its existing database and will not incur the forecasted data expenses.

Item 21. Exhibits and Financial Statement Schedules, page II-2

27.	Please ensure you include all of the exhibits required by Item 601 of Regulation S-K, such as the voting agreement and material agreements required by Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance
Securities and Exchange Commission

December 31, 2020

The Registrant has included all exhibits required by Item 601 of Regulation S-K, except for those marked as “To be filed by amendment.”

General

28.	Please include a form of the proxy card with your next amendment.

The form of proxy card is included as Exhibit 99.8 to the Registration Statement.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc:	Daniel Barton, Forian Inc.